SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


FTLA, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


302654 10 8
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                                 (CUSIP Number)

Brenda Lee Hamilton, Esquire
Hamilton, Lehrer & Dargan, P.A.
555 S. Federal Hwy., Suite 270
Boca Raton, Florida  33432
561-416-8956 Telephone
561-416-2855 Facsimile
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


March 26, 2002
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of    Pages)

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.302654 10 8

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


Lam Ko Chau
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

On March 26, 2002, the majority shareholder of FTLA, Inc., Paragon Management and Marketing, Inc., sold 9,000,000 shares of its common stock to Kojon Biometrics, Inc., a Canadian Corporation, in exchange for $100,000 Of this amount, $75,000 was paid in cash by Kojon Biometrics, Inc. and $25,000 was paid by a promissory note payable by Kojon Biometrics, Inc. to Paragon Management and
Marketing,                                                                  Inc.
________________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


Canada
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
               9,000,000
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY     00
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
               9,000,000
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

               00
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


9,000,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
N/A
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

91%
________________________________________________________________________________
14 TYPE OF REPORTING PERSON*

IN - Lam Ko Chau indirectly owns the 9,000,000 shares through Kojon Biometric, Inc., a Canadian Corporation. Lam Ko Chau is the president, a director, and majority shareholder of Kojon Biometrics, Inc.
________________________________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer

FTLA, INC.
6066 Vineyard Drive, Ottawa, Ontario Canada K1C 2M5


Item 2.     Identity and Background

     (a)  Name; Lam Ko Chau
     (b) Residence or business address; 6066 Vineyard Drive Ottawa, Ontario Canada K1C 2M5
     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; Chief Executive Officer and Director of Issuer
     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;
          Not Applicable
     (f)  Citizenship. Canada

Item 3.     Source and Amount of Funds or Other Consideration:
On March 26, 2002, the majority shareholder of FTLA, Inc., Paragon Management and Marketing, Inc., sold 9,000,000 shares of its common stock to Kojon Biometrics, Inc., a Canadian Corporation, in exchange for $100,000. Of this amount, $75,000 was paid in cash by Kojon Biometrics, Inc. and $25,000 was paid by a promissory note payable by Kojon Biolmetrics, Inc. to Paragon Management and Marketing, Inc.

Item 4.     Purpose of Transaction
Acquisition of securities of Issuer to gain voting control of Issuer.

Item 5.     Interest in Securities of the Issuer
     (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 - 9,000,000 - 91%
     (b)  9,000,000
     (c)  Not Applicable.
     (d)  Not Applicable.
     (e) Not Applicable.



Item 6.     Not Applicable.

Item 7.     Material to Be Filed as Exhibits
Not Applicable

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         3/29/02
                                        ----------------------------------------
                                                         (Date)


                                         /s/ Lam Ko Chau
                                        ----------------------------------------
                                                       (Signature)


                                        Lam Ko Chau
                                        Chief Executive Officer and Director
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).